GREENPOINT FINANCIAL CORP. AND SUBSIDIARIES

Exhibit 12.1

Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends

The Company’s consolidated ratios of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated are set fourth below:

	Quarter Ended					Nine Months Ended
	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	September 30,
(In millions)	2001	2001	2001	2000	2000	2001	2000
Income before income taxes	$167.6	$140.1	$129.6	$35.7	$111.7	$437.3	$318.7

Combined fixed charges and preferred stock dividends:
Interest expense of deposits	107.5	118.0	125.2	131.0	130.0	350.7	380.1
Interest expense of long-term debt	5.8	5.9	5.9	5.8	2.6	17.6	9.3
Interest expense on guaranteed preferred beneficial interest in Company’s junior subordinated debentures	4.5	4.6	4.6	4.6	4.6	13.7	13.7
Appropriate portion (1/3) of rent expense	3.1	2.3	2.2	2.1	1.7	7.6	5.1
Total combined fixed charges and preferred stock dividends	$120.9	$130.8	$137.9	$143.5	$138.9	$389.6	$408.2

Total combined fixed charges and preferred stock dividends (excluding interest expense on deposits)	$13.4	$12.8	$12.7	$12.5	$8.9	$38.9	$28.1

Earnings before income taxes and combined fixed charges and preferred stock dividends	$288.5	$270.9	$267.5	$179.2	$250.6	$826.9	$726.9

Ratio of earnings to combined fixed charges and preferred stock dividends (including interest expense on deposits)	2.39 x	2.07 x	1.94 x	1.25 x	1.80 x	2.12 x	1.78 X

Ratio of earnings to combined fixed charges and preferred stock dividends (excluding interest expense on deposits)	13.51 x	11.95 x	11.20 x	3.86 x	13.55 x	12.24 x	12.34 x